FEE COMMITMENT AGREEMENT

FEE COMMITTMENT AGREEMENT, by and between U.S. Global Investors, Inc. (the “Adviser”) and U.S. Global Investors Funds (the “Trust”) (the “Agreement”), on behalf of each series of the Trust set forth in Schedule A attached hereto (each, a “Fund,” and collectively, the “Funds”).

WHEREAS, the Trust is a Delaware statutory trust organized under an Agreement and Declaration of Trust, dated July 31, 2008 (the “Declaration of Trust”), and is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an open-end management company of the series type, and each Fund is a series of the Trust;

WHEREAS, the Trust and the Adviser have entered into an Investment Advisory Agreement dated October 1, 2008 (the “Advisory Agreement”), pursuant to which the Adviser provides investment advisory services to each Fund for compensation based on the value of the average daily net assets of each such Fund;

WHEREAS, each Fund’s investment advisory fee under the Advisory Agreement is structured as (i) a base rate fee (based on each Fund’s average daily net assets) and (ii) a performance-related component that adjusts the base rate fee upward or downward depending upon the performance of the Fund relative to its designated benchmark index (the “Performance Adjustment”), as described in greater detail in the Advisory Agreement;

WHEREAS, at a meeting of the Board of Trustees of the Trust (the “Board”) held on December 15, 2023, the Board approved an amendment to the Advisory Agreement (the “Amendment”) in order to eliminate the Performance Adjustment with respect to each Fund, which Amendment would become effective with respect to a Fund upon the approval of the Amendment by the Fund’s shareholders (the “Effective Date”);

NOW THEREFORE, the parties hereto agree as follows:

1.	Phase In Arrangement.

Subject to the approval of the Amendment by the shareholders of a Fund, the Adviser agrees to phase in the removal of the Performance Adjustment such that, until 12 months after the Effective Date with respect to a Fund, the Fund will pay advisory fees equal to the lesser of the base rate fee or the fee as determined with the Performance Adjustment (as calculated in accordance with the Advisory Agreement) (the “Phase In Arrangement”).

2.	Conditions of Phase In Arrangement.

The Phase In Arrangement shall only become effective with respect to a Fund upon the approval of that Fund’s shareholders of the Amendment. Until such time as the Amendment has been approved by a Fund’s shareholders (effective on the first day of the month following such approval), the terms of the Advisory Agreement shall apply, including with respect to the calculation of the Performance Adjustment.

3.	Miscellaneous.

3.1.      Captions. The captions in this Agreement are included for convenience or reference only and in no other way define or delineate any of the provisions hereof or otherwise affect their construction or effect.

3.2.      Interpretation. Nothing herein contained shall be deemed to require the Trust or the Funds to take any action contrary to the Trust’s Declaration of Trust or By-Laws, or any applicable statutory or regulatory requirement to which it is subject or by which it is bound, or to relieve or deprive the Board of its responsibility for and control of the conduct of the affairs of the Trust or the Funds. The parties to this Agreement acknowledge and agree that all litigation arising hereunder, whether direct or indirect, and of any and every nature whatsoever shall be satisfied solely out of the assets of the affected Fund and that no Trustee, officer or holder of shares of beneficial interest of the Fund shall be personally liable for any of the foregoing liabilities. Such Declaration of Trust describes in detail the respective responsibilities and limitations on liability of the Trustees, officers, and holders of shares of beneficial interest.

3.3.      Definitions. Any question of interpretation of any term or provision of this Agreement, including but not limited to the investment advisory fee, the computations of net asset values, and the allocation of expenses, having a counterparty in or otherwise derived from the terms and provisions of the Advisory Agreement or the 1940 Act, shall have the same meaning as and be resolved by reference to such Advisory Agreement or the 1940 Act.

3.4.      Enforceability. Any term or provision of this Agreement which is invalid or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such invalidity or unenforceability without rendering invalid or unenforceable the remaining terms or provisions of this Agreement or affecting the validity or enforceability of any of the terms or provisions of this Agreement in any other jurisdiction.

IN WITNESS WHEREOF, the parties have caused this Agreement to be signed by their respective officers thereunto duly authorized, as of April 1, 2024.

U.S. GLOBAL INVESTORS FUNDS,

on behalf of each series of the Trust set forth in Schedule A

/s/ Zachary Tackett
Zachary Tackett
President

U.S. GLOBAL INVESTORS, INC.

/s/ Frank E. Holmes
Frank E. Holmes
Chief Executive Officer

SCHEDULE A

MAXIMUM ANNUAL OPERATING EXPENSE LIMITS

Name of Fund
Global Luxury Goods Fund
Global Resources Fund
Gold and Precious Metals Fund
World Precious Minerals Fund